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VIENNA

November 9, 2011

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	Kathryn McHale Senior Attorney

Re:	BankUnited, Inc. Amendment No. 1 to Registration Statement on Form S-4 Filed October 28, 2011 File No. 333-175530

Dear Ms. McHale:

On behalf of BankUnited, Inc. (“BankUnited”), we hereby submit the responses of BankUnited to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter from the Staff dated November 9, 2011 and conveyed by telephone with respect to the above-referenced filing.

This letter and BankUnited’s Amendment No. 2 (the “Amendment”) to the Registration Statement on Form S-4 (File No. 333-175530) are being filed with the Commission electronically via the EDGAR system today.

For the convenience of the Staff, each of the Staff’s comments is reproduced below and is followed by the corresponding response of BankUnited.  All references to page numbers in these responses are to the pages in the marked version of the Amendment being sent to you via email.

The Merger (Proposal 1)

Terms of the Merger, page 36

1.              We refer to prior comment 10 and reissue that comment, in part. You have referred shareholders to the merger agreement for certain payment terms, including, for example, the consideration that holders of Herald options and warrants and restricted stock awards will receive in the merger. Revise this section so summarize all material terms of the merger agreement, including, but not limited to, the provisions regarding accelerated vesting in stock options and restricted stock awards and the assumption of warrants to purchase shares of Herald common stock.

Response:

Pursuant to the Staff’s comment, we have revised the disclosure on pages 38-39 of the Amendment.

The Merger Proposal

Opinion of Herald’s Financial Advisor, page 45

2.              We refer to prior comment 16 and reissue that comment. We note your statement that Sandler O’Neill has not been advised of any material changes to Herald’s or BankUnited, Inc.’s operations or performance. However, please disclose whether there have been, or you anticipate there will be, any material changes to Herald’s or BankUnited’s operations or performance that would affect the projections or assumptions upon which Sandler O’Neill based its opinion.

Response:

Pursuant to the Staff’s comment, we have revised the disclosure on page 50 of the Amendment.

Tax Opinion

3.              By telephone, the Staff has asked whether BankUnited intends to file as an Exhibit to the Registration Statement an opinion of counsel regarding tax matters.

Response:

Neither BankUnited nor Herald has requested, nor have either of them received, an opinion of counsel as to the tax matters description in the Amendment and, accordingly, BankUnited does not intend to file such an opinion as an Exhibit to the Registration

Statement.  Each of BankUnited’s and Herald’s respective obligations to complete the merger are conditioned upon such party’s receipt of an opinion of its counsel, dated the closing date of the merger, as to the treatment of the “integrated mergers” (as defined in the Amendment) for U.S. Federal income tax purposes.

[Signature Page Follows]

Please do not hesitate to contact me (telephone no. (212) 735-3992) should you require further information or have any questions.

Sincerely,

Andrew P. Alin

/s/ Andrew P. Alin